April 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Nicholas Lamparski

Lilyanna Peyser

RE:DNA Brands Inc.

Offering Statement on Form 1-A

File No. 024-11053

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, DNA Brands Inc., a Colorado corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statements on Form 1-A/A (File No. 024-11053), together with all exhibits thereto (the “Amendments”), which were filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2021 and April 13, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Amendments as they were filed under the incorrect file number due to an administrative error. The Company has refiled the Amendments as a single amendment on April 26, 2021 on Form 1-A/A to the Offering Statement on Form 1-A (File No. 024-11471), which was originally filed with the Commission on March 3, 2021. The Company hereby represents to the Commission that no securities have been sold under the Amendments.

Please forward copies of the order consenting to the withdrawal of the Amendment to the undersigned via email at aapm1975@gmail.com with a copy to milansaha.esq@gmail.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Milan Saha, the Company’s counsel, at (646) 397-9056 or (518) 478-4208.

Very truly yours,

DNA Brands Inc.

By: /s/ Adrian McKenzie

Name: Adrian McKenzie

Title: Chief Executive Officer